UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Submission of Matters to a Vote of Security Holders.

On May 23, 2025, Vision Marine Technologies Inc. (the “Company”) convened its Annual General Meeting of Shareholders (the “Meeting”).

Represented at the Meeting were 4,260,996 common shares of the Company, no par value (the “Common Shares”), or 40.9%, of the Company’s 10,400,665 Common Shares entitled to vote at the Meeting, which amount constituted a quorum. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1. Fixing the number of directors of the Company at six (6)

The shareholders approved the proposal as an ordinary resolution to fix the number of directors of the Company at six (6).

For	Against	Abstain	Broker Non-Vote
3,500,275	405,514	355,207	0

2. Election of directors

The shareholders approved the proposal as an ordinary resolution to elect the following as directors to serve on the Board of Directors of the Company, to hold office until the next annual meeting of shareholders and until his or her respective successor is elected and duly qualified.

Director’s Name	For	Withheld	Broker Non-Vote
Steve P. Barrenechea	540,499	159,616	3,560,881

Luisa Ingargiola	535,765	164,350	3,560,881

Alexandre Mongeon	614,915	85,200	3,560,881

Anthony E. Cassella, Jr.	614,305	85,810	3,560,881

Dr. Philippe Couillard	541,004	159,111	3,560,881

Pierre Yves Terrisse	615,097	85,018	3,560,881

3. Appointment of M&K CPAs, PLLC (“M&K”), as the Company’s independent registered public accounting firm for the ensuing year and authorization of the board of directors to fix the remuneration to be paid to M&K for the ensuing year.

The shareholders approved the proposal as an ordinary resolution to ratify the appointment of M&K as the Company’s independent auditors for the ensuing year and to authorize the Board of Directors to fix the remuneration to be paid to M&K for the ensuing year.

For	Against	Abstain	Broker Non-Vote
3,660,292	367,872	232,824	0

4. Amendment of section 4 of the general by-laws of the Company to reduce the quorum required for shareholders’ meetings from 20% to 5% of the votes entitled to be cast at a shareholder’s meeting.

For	Against	Abstain	Broker Non-Vote
482,780	111,832	105,503	3,560,881

5. To Amend and restate the Company’s stock option plan by ordinary resolution, adopted on April 23, 2021 by ensuring that the maximum number of the Common Shares issuable under the option plan, when combined with all other share compensation arrangements, does not exceed 10% of the outstanding Common Shares.

For	Against	Abstain	Broker Non-Vote
492,407	179,966	27,742	3,560,881

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: June 3, 2025	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer